SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

Attached hereto and incorporated by reference herein are the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on December 13, 2012, or, the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, of the Registrant at the close of trading on the Nasdaq Global Market on November 13, 2012, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant, are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: November 8, 2012

ON TRACK INNOVATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Thursday, December 13, 2012, at 8:00 A.M. (Israel time), at the offices of the Company in Z.H.R. Industrial Zone, Rosh-Pina, Israel (“Meeting”).

The Meeting is being convened following receipt of a certain letter submitted by Mr. Jerry L. Ivy, Jr. (“Mr. Ivy”), holder of 9.84% of the Company’s outstanding shares, proposing certain items be presented to the General Meeting of the Company (the “Letter”).

The Company’s position is that the Letter does not constitute “a demand to convene an extraordinary meeting” under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), having failed to comply with the requirements of Section 63(b)(2) of the Israeli Companies Law and otherwise .

Without derogating from the above, our Board of Directors nevertheless considered certain issues presented in the Letter to be worthy of further deliberation by our Shareholders.

Accordingly, the following proposed resolution shall be presented to the Meeting:

1.	Amendment of the Company's Articles of Association to include the following provisions:

(i)	The size of the Board of Directors shall not consist at any time of more than eleven (11) directors.

(ii)
All board meetings of the Company shall be conducted in the English Language and all relevant materials and information which need be reviewed by the Board of Directors shall be prepared in English or translated to English sufficiently prior to each board meeting.

(iii)	During any calendar year at least three of the Company's board meetings and the Company's general meeting of shareholders shall be held in the United States.

For the avoidance of doubt, despite being presented by our Board of Directors, the proposed resolution above is NOT endorsed by our Board of Directors and our Board of Directors recommends unanimously a vote AGAINST such proposed resolution.

The Meeting may not approve any of the remaining items presented in the Letter.  Accordingly, such issues are not included in the agenda of the Meeting.

Record Date and Right to Vote

Subject to the provisions of the Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on November 13, 2012 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.10 per shares (“Ordinary Shares”) through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company before the time appointed for holding the Meeting, with a proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date.  If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, provided that if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the adjourned meeting, the shareholders then present at such adjourned meeting shall nevertheless constitute a quorum.

Abstentions and Broker Non-Votes (as defined below) are counted in determining if a quorum is present.

Under applicable regulations, a "Broker Non-Vote" occurs, with respect to an item on the agenda, when a broker identified as the record holder of shares is not permitted by applicable rules to vote on such item without instruction from the beneficial owner of the shares, and no such instruction has been received. We believe the item on the agenda of the Meeting to be "non-routine" and therefore deemed Broker Non-Votes, so that a broker may not vote with respect to such proposals if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting.  Please follow the instructions on the proxy card that will be sent to you.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we may solicit proxies to vote AGAINST the proposed resolution primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). If we solicit proxies, we will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied with a copy of the shareholder's Identification Card, passport or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and with a proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.  In addition, we will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or at our transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by December 11, 2012 at 8:00 A.M. Israel time, which is December 11, 2012, at 1:00 A.M. Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted against the proposed resolution, whether or not you specifically indicate an “AGAINST” vote, unless you specifically vote for the specific resolution. On the item considered at the Meeting, abstentions and Broker Non-Votes (to the extent applicable) will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.

By order of the Board of Directors, /s/ Oded Bashan Mr. Oded Bashan Chairman of the Board of Directors

November 8, 2012

ON TRACK INNOVATIONS LTD.
ROSH-PINA, ISRAEL
_____________________

PROXY STATEMENT
_____________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Thursday, December 13, 2012, at 8:00 A.M. (Israel time), at the offices of the Company in Z.H.R. Industrial Zone, Rosh-Pina, Israel (“Meeting”).

The Meeting is being convened following receipt of a certain letter submitted by Mr. Jerry L. Ivy, Jr. (“Mr. Ivy”), holder of 9.84% of the Company’s outstanding shares, proposing certain items be presented to the General Meeting of the Company (the “Letter”).

The Company’s position is that the Letter does not constitute “a demand to convene an extraordinary meeting” under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), having failed to comply with the requirements of Section 63(b)(2) of the Israeli Companies Law and otherwise.

Without derogating from the above, our Board of Directors nevertheless considered certain issues presented in the Letter to be worthy of further deliberation by our Shareholders.

PROXY

The following proposed resolution shall be presented at the Meeting:

1.	Amendment of the Company's Articles of Association to include the following provisions:

(i)	The size of the Board of Directors shall not consist at any time of more than eleven (11) directors.

(ii)
All board meetings of the Company shall be conducted in the English Language and all relevant materials and information which need be reviewed by the Board of Directors shall be prepared in English or translated to English sufficiently prior to each board meeting.

(iii)	During any calendar year at least three of the Company's board meetings and the Company's general meeting of shareholders shall be held in the United States.

For the avoidance of doubt, despite being presented by our Board of Directors, the proposed resolution above is NOT endorsed by our Board of Directors and our Board of Directors recommends unanimously a vote AGAINST such proposed resolution.

ITEM 1 –PROPOSAL TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION

Background:

As stipulated above, our Board of Directors received a Letter proposing, inter alia, to amend the Articles of Association of the Company to include the following provisions:

(i)	The size of the Board of Directors shall not consist at any time of more than eleven (11) directors.

(ii)
All board meetings of the Company shall be conducted in the English Language and all relevant materials and information which need be reviewed by the board of directors shall be prepared in English or translated to English sufficiently prior to each board meeting.

(iii)	During any calendar year at least three of the Company's board meetings and the Company's general meeting of shareholders shall be held in the United States.

Despite being presented by our Board of Directors, this item is NOT endorsed by our Board of Directors and, for reasons stated below, our Board of Directors unanimously recommends the Shareholders to vote AGAINST such item.

Form of Resolution:

 “RESOLVED, to amend the opening of Article 72 of the Company's Articles of Association to read as follows (changes from current version crossed / underlined):

“Subject to the Statues, the Board shall not consist at any time of more than ~~nine (9)~~ eleven (11) members, of which a majority shall be non-executive directors.”

FURTHER RESOLVED, to amend the Company's Articles of Association to include the following provisions:

“90A. All board meetings of the Company shall be conducted in the English Language and all relevant materials and information which need be reviewed by the board of directors shall be prepared in English or translated to English sufficiently prior to each board meeting.

90B. During any calendar year at least three of the company's board meetings and the company's general meeting of shareholders shall be held in the United States.”

Board of Director’s Opposing Statement:

Our Board of Directors unanimously recommends that the Shareholders vote AGAINST the proposed resolution in Item 1 for the following reasons:

We are committed to have a Board of Directors that can operate in an efficient, quick and effective manner without undue burdens.  We achieve this goal by having our Board of Directors limited in size to a size we typically see in other companies comparable to ours in terms of size and stage of development.  We also achieve this goal by providing our Board of Directors with much flexibility to determine its own procedures and policies which are not dictated by law, or required by good corporate practices.

The Company’s practice has been that materials and information, which need to be reviewed by the Board of Directors, are generally in English.  In addition, meetings of our Board of Directors are generally conducted in either Hebrew or English, according to the language-proficiency of all present, thus ensuring maximum efficiency of the Board of Directors.

In addition, general meetings of the Company’s shareholders take place in Israel, while meetings of our Board of Directors are either conducted in Israel or via a conference-call, regardless of the Directors’ respective location.

The precise method and location of the meetings of our Board of Directors is determined based on efficiency, convenience and cost effectiveness for the Company, striving to eliminate costs and expenses generally associated with conduct of Board of Directors meetings.

Mr. Ivy has failed to provide a reasonable explanation that would persuade the Board of Directors that adoption of the proposed resolution would result in better functioning of the Board of Directors, make it act in a more efficient or effective way or otherwise that such proposed resolution is good corporate practice.  Therefore, our Board of Directors recommends to the Company’s shareholders to vote AGAINST the proposed resolution.

Required Majority:

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

Based on the foregoing, the Company’s Board of Directors unanimously recommends that you vote “AGAINST” the proposal included in this Item.

ON TRACK INNOVATIONS LTD.

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

DECEMBER 13, 2012

PROXY CARD

THE FOLLOWING PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
ON TRACK INNOVATIONS LTD.

The undersigned shareholder of On Track Innovations Ltd. (the “Company”) hereby appoints Oded Bashan, Ronnie Gilboa and Arie G. Rubinstein, or any one of them, as proxy and attorney of the undersigned, for and in the name(s) of the undersigned, to attend the extraordinary general meeting of shareholders of the Company (the “Shareholders Meeting”) to be held at the Company’s offices on Thursday, December 13, 2012, at 8:00 A.M. (Israel time) at Z.H.R. Industrial Zone, Rosh-Pina, Israel, and any adjournment thereof, to cast on behalf of the undersigned all the votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the Shareholders Meeting with all powers possessed by the undersigned if personally present at the Shareholders Meeting, including, without limitation, to vote and act in accordance with the instructions set forth below.

The Company will not be able to count a Proxy Card, unless it is received by the Company at its principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or at the Company's transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by December 11, 2012 at 8:00 A.M. Israel time, which is December 11, 2012, at 1:00 A.M. Eastern standard time.

The ordinary shares represented by this proxy card, when properly executed, will be voted in the manner directed herein by the undersigned shareholder.  However, if this proxy card is executed but no instruction is given with regards to proposal No. 1 , the ordinary shares represented by this proxy card will be voted in accordance with the recommendation of the board of directors of the Company.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF

ON TRACK INNOVATIONS LTD.

("COMPANY")

DECEMBER 13, 2012

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Please mark your vote in blue or black ink as shown here ☐

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE

“AGAINST” PROPOSAL NO. 1

	FOR	AGAINST	ABSTAIN
1.
PROPOSAL TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION

RESOLVED, to amend the opening of Article 72 of the Company's Articles of Association to read as follows (changes from current version crossed / underlined):

“Subject to the Statues, the Board shall not consist at any time of more than ~~nine (9)~~ eleven (11) members, of which a majority shall be non-executive directors.”

FURTHER RESOLVED, to amend the Company's Articles of Association to include the following provisions:

“90A. All board meetings of the Company shall be conducted in the English Language and all relevant materials and information which need be reviewed by the board of directors shall be prepared in English or translated to English sufficiently prior to each board meeting.

90B. During any calendar year at least three of the company's board meetings and the company's general meeting of shareholders shall be held in the United States.
	☐	☐	☐

Signature: ___________________         Date: ____________

Print Name of Shareholder: __________________________

Print Name of Signer: _______________________________

Print Title of Signer: _______________________________

Number of Ordinary Shares: _________________________

NOTE: Please sign exactly as your name appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by an authorized officer or if a partnership, please sign in full partnership name by an authorized person.